Exhibit 99.4

Execution Copy

LOCK UP AND LEAK-OUT AGREEMENT

November 17, 2024

This lock up and leak-out agreement (the “Leak-Out Agreement”) is being delivered to you in connection with an understanding by and between Swvl Holdings Corp, a company duly incorporated under the laws of the British Virgin Islands with registered number 2070410 (the “Company”), and the person or persons named on the signature pages hereto (collectively, the “Holder”).

Reference is hereby made to the Securities Purchase Agreement, dated November 17, 2024 (the “Securities Purchase Agreement”), by and among the Company and each Holder, pursuant to which the Holder acquired certain Securities of the Company. Capitalized terms not defined herein shall have the meaning as set forth in the Securities Purchase Agreement, unless otherwise set forth herein.

The Holder agrees solely with the Company that, from the time of Closing and ending on 4:00 pm (New York City time) on May [*], 20251 (such period, the “Restricted Period”), neither the Holder, nor any affiliate of such Holder which (x) had or has knowledge of the transactions contemplated by the Securities Purchase Agreement, (y) has or shares discretion relating to such Holder’s investments or trading or information concerning such Holder’s investments, including in respect of the Securities, or (z) is subject to such Holder’s review or input concerning such affiliate’s investments or trading (together, the “Holder’s Trading Affiliates”), collectively, shall sell, dispose or otherwise transfer, directly or indirectly, (including, without limitation, any sales, short sales, swaps or any derivative transactions that would be equivalent to any sales or short positions) (collectively, a “Transfer”) on any Trading Day during the Restricted Period, Ordinary Shares of the Company, or Ordinary Shares of the Company underlying any convertible securities or options relating to the Company’s securities, or any Ordinary Share Equivalents held by the Holder on the date hereof, as well as the Ordinary Shares of the Company issuable upon exercise of the Common Warrants (collectively, the “Restricted Securities”).

Following the Restricted Period, the Holder shall be permitted to Transfer up to twenty percent (20%) of the Restricted Securities per each 90 calendar day period in an amount representing not more than 20% of the cumulative percentage of composite trading volume of Ordinary Shares for such date (including pre-market volume on such date) as reported by Bloomberg, LP.

Notwithstanding anything herein to the contrary, during the Restricted Period, the Holder may, directly or indirectly, sell or transfer all, or any part, of any Restricted Securities to any third-party (an “Assignee”) in a transaction which does not need to be reported on the consolidated tape on the Principal Market, without complying with (or otherwise limited by) the restrictions set forth in this Leak-Out Agreement; provided, that as a condition to any such sale or transfer an authorized signatory of the Company and such Assignee duly execute and deliver a leak-out agreement in the form of this Leak-Out Agreement (an “Assignee Agreement”, and each such transfer a “Permitted Transfer”) and, subsequent to a Permitted Transfer, sales of the Holder and the Holder’s Trading Affiliates and all Assignees (other than any such sales that constitute Permitted Transfers) shall be aggregated for all purposes of this Leak-Out Agreement and all Assignee Agreements.

Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Leak-Out Agreement must be in writing and shall be given in accordance with the terms of the Securites Purchase Agreement, provided that, with respect to any notices, consents, waivers or other communications to be made by the Company to the Holder, such notice, consent, waiver or other communication shall be delivered to the Holder at the e-mail address or facsimile number on the signature page hereto.

1 6 month from the Closing Date.

This Leak-Out Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior negotiations, letters and understandings relating to the subject matter hereof and are fully binding on the parties hereto.

This Leak-Out Agreement may be executed simultaneously in any number of counterparts. Each counterpart shall be deemed to be an original, and all such counterparts shall constitute one and the same instrument. This Leak-Out Agreement may be executed and accepted by facsimile or PDF signature and any such signature shall be of the same force and effect as an original signature.

The terms of this Leak-Out Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns.

This Leak-Out Agreement may not be amended or modified except in writing signed by each of the parties hereto.

All questions concerning the construction, validity, enforcement and interpretation of this Leak-Out Agreement shall be governed by the the terms hereof.

Each party hereto acknowledges that, in view of the uniqueness of the transactions contemplated by this Leak-Out Agreement, the other party or parties hereto will not have an adequate remedy at law for money damages in the event that this Leak-Out Agreement has not been performed in accordance with its terms, and therefore agrees that such other party or parties shall be entitled to seek specific enforcement of the terms hereof in addition to any other remedy it may seek, at law or in equity.

Neither this Leak-Out Agreement nor the transactions contemplated hereby are material to the Company and no material, non-public information has been provided to the Holder by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with the transactions contemplated hereby. As of the date hereof, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, if any, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the Holder or any of its affiliates, on the other hand, with respect to this Leak-Out Agreement and the transactions contemplated hereby shall terminate. Notwithstanding anything contained in this Leak-Out Agreement to the contrary and without implication that the contrary would otherwise be true, the Company expressly acknowledges and agrees that the Holder shall not have (unless expressly agreed to by the Holder after the date hereof in a written definitive and binding agreement executed by the Company and the Holder), any duty of confidentiality with respect to, or a duty to the Company not to trade on the basis of, any material, non-public information regarding the Company or any of its Subsidiaries.

The Company hereby represents and warrants as of the date hereof and covenants and agrees from and after the date hereof that it will use reasonable best efforts to enforce the provisions of each Leak-Out Agreement in accordance with its terms. If the Company becomes aware that any party to any Leak-Out Agreement has breached or failed to comply with any provision of such Leak-Out Agreement, the Company shall use its reasonable best efforts to seek specific performance of the terms of such Leak-Out Agreement during the remainder of the Restricted Period.

[The remainder of the page is intentionally left blank]

The parties hereto have executed this Leak-Out Agreement as of the date first set forth above.

Sincerely,

Swvl Holdings Corp

By:
Name:
Title:

Agreed to and Accepted:

By:
Name:
Title: